

September 9, 2019

William Bollander
Chief Executive Officer
GH Capital Inc.
200 South Biscayne Blvd., Suite 2790
Miami, FL 33131

> **Re: GH Capital Inc.**
> **Form 8-K**
> **Filed August 21, 2019**
> **File No. 000-55798**

Dear Mr. Bollander:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 21, 2019

General

1.   Please revise your current report on Form 8-K to provide the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services